SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 08 June 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

8 June 2010

BP PLC

FIRST INTERIM DIVIDEND FOR 2010

PAYMENT OF DIVIDENDS IN STERLING

On 27 April 2010, the Directors of BP plc announced a first quarter interim dividend for 2010 of US$0.14 per ordinary share (US$0.84 per ADS). The dividend is to be paid on 21 June 2010 to holders of record on 7 May 2010.

The dividend is payable to holders of ordinary shares in cash in sterling or in new ordinary shares to those who have elected to participate in the scrip dividend programme.  Sterling dividends payable in cash will be converted from US dollars at an average of the market exchange rate over the four dealing days from 2 June 2010 to 7 June 2010 (£1 = US$1.46492). Accordingly, the amount of sterling dividend payable in cash on 21 June 2010 will be:

9.5568 pence per share.

As previously announced, the dividend payable to holders of American Depositary Shares ('ADSs'), each of which represents six ordinary shares, will be US$0.84 per ADS. The dividend will be paid to holders of ADSs in cash in US dollars or in new ADSs to those who have elected to participate in the scrip dividend programme.
Details of the scrip dividend programme are available on the BP plc website at www.bp.com/scrip.

David Pearl

Deputy Company Secretary

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 08 June 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary